Exhibit 99.2

GFL ENVIRONMENTAL PRICES OFFERING

OF SENIOR SECURED NOTES

VAUGHAN, ON. (December 15, 2020) – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) ("GFL" or the "Company") today announced the pricing of US$750.0 million in aggregate principal amount of 3.500% senior secured notes due 2028 (the "Notes"). GFL intends to use the net proceeds from the offering of the Notes (the "Notes Offering") to repay a portion of amounts outstanding under the Company's term loan facility, which matures on May 31, 2025, and to pay related fees and expenses. GFL also announced today that it expects to complete substantially concurrently with the closing of the Notes Offering, a repricing of the balance of the term loan facility not otherwise repaid with the proceeds of the Notes Offering, representing approximately US$1.31 billion, by reducing the LIBOR floor from 1.00% to 0.50%. Due to the demand for the repricing of the term loan facility, the Company elected to reduce the original size of the Notes Offering.

The Notes Offering and repayment of a portion of the term loan facility will extend the Company’s maturity profile and the Company expects to reduce annual interest expense by approximately C$13.5 million.

The Notes being offered by GFL in the Notes Offering have not been, and will not be, registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Notes are being offered only to qualified institutional buyers under Rule 144A and outside the United States in compliance with Regulation S under the Securities Act. In Canada, the Notes are to be offered and sold on a private placement basis in certain provinces of Canada.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any security, nor shall there be any offer, solicitation or sale of any security in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

Forward-Looking Statements

This release includes certain "forward-looking statements", including statements relating to the potential for the repricing of GFL’s term loan facility and the offering and issuance of the Notes by GFL and the use of proceeds therefrom. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance. Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

For more information, contact:

Patrick Dovigi Founder and CEO 905-326-0101 pdovigi@gflenv.com